June 10, 2011

Mr. Daniel L. Gordon
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-6010

Re:  Parkway Properties, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 4, 2011
File No. 1-11533

Dear Mr. Gordon:

In connection with your review of the Parkway Properties, Inc. (the “Company”) Form 10-K for the year ended December 31, 2010, we respectfully submit the following responses to the comments included in your letter dated May 12, 2011.  We appreciate your extension of time to respond to the Staff’s comments.  Each of the Staff’s comments are restated in bold with our responses to the comments following immediately thereafter.

Form 10-K for the year ended December 31, 2010

General

1. We note the currently effective unallocated shelf registration statement on file.  In future periodic filings, please disclose the amount of shares sold, gross proceeds, net proceeds or offering expenses/commissions, for sales in the reporting period made pursuant to the effective registration statement.  In addition, please disclose the amount still available for issuance under the registration statement.

Response:  The Company will comply with this comment in future filings.

Item 2.  Properties

2. To the extent that aggregate acquisitions in future reporting periods are material, please include capitalization rates for such acquisitions.  Also include a clear description of how you calculate capitalization rates, including how you calculate NOI for these purposes.

Response:  We have reviewed our disclosure in light of the Staff's comment and respectfully submit that we believe the information contained under Item 2 of Form 10-K is fully responsive to Item 102 of Regulation S-K.

3. In future periodic filings, please provide separate disclosure regarding properties held as joint ventures.

Response:  The Company currently includes property information under Item 2 of Form 10-K on a portfolio basis.  The Company provides additional disclosure with respect to its investments in unconsolidated joint ventures and noncontrolling interests in consolidated joint ventures in its financial statement notes (Notes D and G to the Consolidated Financial Statements included in the Form 10-K for the year ended December 31, 2010).  In future filings, the Company will include a cross reference to the applicable note(s) to the financial statements that identify the properties held as joint ventures.

4. You provide your rental per square footage information on a weighted average gross basis, which would appear to add in expense reimbursements and exclude concessions.  Please provide us with a discussion of the impact of expense reimbursements and concessions on your rental disclosure and include similar information in future filings.

Response:  The Company confirms that its disclosure of average rent per square foot is the weighted average current gross rental rate including the amount of the most recent expense reimbursement under existing leases.  This average rental rate excludes all abatements, concessions and other adjustments to the contractual rental income to be paid by the Company’s tenants under such leases.

The Company discloses its rental rates on a gross basis to permit comparison to estimated average market rents, which include expense reimbursements but do not include concessions since concessions are generally not factored into reported market rents.  The Company will clarify average rent per square foot in future filings to state that neither the Company’s average rent per square foot nor the estimated average market rent per square foot include the effect of any rent concessions.

Please note that the Company uses the term “escalations” to refer to the increase in rental rate for operating expenses related to leased office space in its buildings.  The amount of the escalation varies from year to year and is calculated based on increases in operating expenses related to each of the Company’s office properties.  Any decision to offer a concession is made on a case-by-case basis after taking into account factors such as anticipated lease terms, general and local market conditions, local practices and tenant characteristics.

On a portfolio basis, the Company’s average rent per square foot at January 1, 2011, included $3.38 per square foot for expense reimbursements.  The Company has historically disclosed the amounts associated with tenant improvements and leasing costs for both new and renewal leases in its quarterly earnings release.  The Company does not disclose the amount of rent concessions since concessions typically burn off after the first year and the Company believes it is more appropriate to reflect the normalized average rental rate in these tables.

5. In future periodic filings, please expand your disclosure to discuss embedded rent growth in your portfolio related to rent escalators in your leases.  To the extent practicable, please quantify the percentage of leases that have escalators and provide a range of escalation.

Response:  A number of the Company’s leases contain rent escalators, or fixed increases in the contractual rental rate at a specified time or times during the lease term, which should not be confused with the term “escalations” that Company uses to refer to increases in operating expense reimbursements under the lease as discussed in the third paragraph of the response to Comment 4, above.  The Company’s ability to include a rent escalator provision in a lease is often based on general and local market conditions, local practices and tenant characteristics.

The tables under the heading “Office Buildings” in Item 2 of Form 10-K reflect the Company’s in-place rents at year end (including the amount of the most recent expense reimbursement under each lease).  For future years presented in the lease expiration table, the Company disregards any rent escalator under the lease as well as potential increases in the expense reimbursement under the lease so as to reflect current estimated average rental rates, rather than an estimate of future rental rates.

We will revise our disclosure in future filings to clarify that the Company’s and market rental rates in these tables are based on current rates and do not reflect any future increases in contractual rent or projections with respect to expense reimbursements.

6. You have provided a schedule of lease expirations for the next 6 years on page 14.  In future filings please provide such schedule for the next 10 years and include a column to present the percentage of gross annual rental represented by expiring leases.

Response:  The Company will comply with this comment in future filings.

Item 7. Management’s Discussion and Analysis page 22

Overview, page 22

7. In future periodic filings please expand your disclosure of your leasing activities for the most recent quarter to include a discussion, where applicable, on the average tenant improvement costs, leasing commissions and tenant concessions.

Response:  As noted in response to Comment 4 above, we have historically disclosed the amounts associated with tenant improvements and leasing costs for both new and renewal leases in our quarterly earnings release.  In future filings we will expand our discussion under “Occupancy” to include leasing activity for the most recent quarter and year to date periods, including disclosure of average tenant improvement and leasing costs cost per square foot per year of the lease term.  We have not historically disclosed the amount of rent concessions for new and renewal leases, however such concessions are included when calculating straight-line rent over the lease term.  To the extent material, the Company will discuss average tenant concessions for leasing activity for the same periods.

Results of Operations, page 31

8. We note your disclosure that the “same store portfolio” excludes properties that are classified as discontinued operations.  In future periodic filings, to the extent a property is moved from same store portfolio during the reporting period, please include footnote disclosure identifying the property.

Response:  In future filings we will expand our discussion under “Results of Operations” to include a description of any properties moved from the same-store portfolio during the reporting period to discontinued operations.

Note K – Commitments and Contingencies

Legal Matters, page 74

9. You disclose that the Company had expensed $1.3 million during 2010 with respect to the pending litigation of your former CFO.  Please tell us if this amount was the reserve you removed in the fourth quarter of 2010.  In addition, tell us how you determined to establish a reserve for this pending litigation and also tell us what caused you to remove this reserve during the fourth quarter.

Response:  During 2010, the Company expensed approximately $1.3 million in legal and related costs incurred in connection with the OSHA complaint, personal injury suit and shareholder demand letter filed by J. Mitchell Collins, the Company’s former CFO.  It is the Company’s accounting policy to expense any legal and related costs as those costs are incurred.

In connection with being notified of the OSHA complaint in April 2010, an initial contingency reserve of $545,000 was established in the first quarter of 2010 and represented the Company’s best estimate of the loss related to the Collins matter (amount that was probable and reasonably estimated).  This reserve was monitored each quarter during 2010 and adjusted according to the Company’s best estimate of the liability in consideration of all available information at each reporting date.  Key developments are described below.

Effective July 16, 2010, the Company received formal notice from the Area Director of OSHA, that Mr. Collins withdrew the Sarbanes-Oxley complaint he filed with OSHA.  The personal injury suit filed by Mr. Collins, which is based on substantially the same factual predicate set forth in the OSHA complaint, is currently pending in the Circuit Court of Hinds County, Mississippi.

On July 27, 2010, the Company’s Board of Directors appointed the audit committee (the “Committee”) of the board to review and evaluate the claims made in Mr. Collins’ demand letter.  The Committee engaged independent legal counsel, Fulbright & Jaworski, L.L.P., to assist with the review and evaluation of these claims. After thoroughly investigating the allegations in good faith and fully informing itself of all material facts relevant thereto, the Committee believed that the Company did not operate in a fraudulent or misleading manner regarding either the termination of Mr. Collins or the disclosure of the Company's 2010 earnings guidance. Further, the Committee determined that it would not serve the interests of Parkway or its shareholders for the Company to take any of the further actions requested in the demand letter.  The Company filed a Current report on Form 8-K on January 3, 2011 to disclose the Committee’s conclusion as well as a copy of the letter dated December 21, 2010 from Fulbright & Jaworski, L.L.P.

Based on the thorough and independent review of the claims that was completed during the fourth quarter of 2010, as well as discussion with counsel, management evaluated the risks involved with the pending litigation and demand letter and believes that the likelihood of a loss in connection with the pending litigation is remote.  Accordingly, the Company determined that no reserve was necessary at December 31, 2010 based on guidance in ASC 450-20-25.  The Company also has employment practices liability insurance in place, which management believes is currently sufficient to limit potential future losses in connection with the personal injury suit.

10. In addition tell us how you have complied with ASC 450-20-25 and 450-20-50 as it relates to this pending litigation.

Response:  Please reference discussion under Item 9 above.  ASC 450-20-25 relates to timing of recognition of loss contingencies.  Currently, management believes that the likelihood of a material loss in connection with the pending litigation is remote.  Therefore, no reserve for the loss contingency has been recorded at December 31, 2010.  ASC 450-20-50 relates to disclosure in the notes to the financial statements regarding loss contingencies.  In connection with the pending litigation, management does not believe a loss is probable nor reasonably possible at December 31, 2010.  ASC 450-20-50 states that a disclosure of a contingency shall be made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred;   however, the Company has still elected to disclose the nature of the claims made.

***

In connection with our responses, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Richard G. Hickson IV, Chief Financial Officer or me at (601) 948-4091.

Sincerely,

/s/ Mandy M. Pope

Mandy M. Pope
Executive Vice President and Chief Accounting Officer

MMP:cl

cc:           Steven G. Rogers
Richard G. Hickson IV
Laurie L. Dotter
Joseph Kubarek
Michael Donlon
Mark Peach
Chad Webb